Exhibit 12.1

MediciNova, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2005, 2004, 2003, 2002 and 2001

(Dollars in thousands)

	2005	2004	2003	2002	2001
Earnings:
Pretax loss from continuing operations	$(25,692)	$(48,273)	$(6,209)	$(6,931)	$(1,795)
Add:
Fixed charges	100	48	19	5	5

Total Earnings	$(25,592)	$(48,225)	$(6,190)	$(6,926)	$(1,790)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	—	—	—	—	—
Estimate of interest expense within rental expense	$100	$48	$19	$5	$5

Total Fixed Charges	$100	$48	$19	$5	$5

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	$(25,692)	$(48,273)	$(6,209)	$(6,931)	$(1,795)